FORM 11-K — For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant
to Section 15(d) of the Securities Exchange Act of 1934
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ___________ to ____________
Commission file number 001-15925
COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
COMMUNITY HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3893191

(State or other jurisdiction of incorporation or	I.R.S. Employer
organization)	Identification Number)

4000 Meridian Boulevard
Franklin, Tennessee	37067

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(615) 465-7000

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006
Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year)	10
SIGNATURES	11
EXHIBIT INDEX	12
Ex-10.1 Fifth Amendment to the 401(k) Plan
Ex-23 Consent of Independent Registered Public Accounting Firm
     Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Retirement Committee of
Community Health Systems, Inc. 401(k) Plan
Franklin, Tennessee
We have audited the accompanying statements of net assets available for benefits of Community Health Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Nashville, Tennessee
June 28, 2007

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Investments at fair value:
Investments	$287,753,373	$230,550,046
Participant notes receivable	7,107,791	5,528,646

Total investments	294,861,164	236,078,692

Receivables:
Participant contributions	1,721,212	1,374,546
Employer matching contribution	10,399,039	8,540,810

Total receivables	12,120,251	9,915,356

TOTAL ASSETS	306,981,415	245,994,048

LIABILITIES
Forfeitures in suspense	195,799	276,715
Administrative fees	77,999	86,287

TOTAL LIABILITIES	273,798	363,002

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	306,707,617	245,631,046
Adjustments from fair value to contract value for fully benefit - responsive investment contracts	945,791	768,970

NET ASSETS AVAILABLE FOR BENEFITS	$307,653,408	$246,400,016

See notes to financial statements

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,684,953	$12,109,174
Interest	375,722	214,392
Dividends	13,807,985	6,433,688

Total investment income	23,868,660	18,757,254

Contributions:
Participant	45,150,408	38,151,903
Rollovers	3,577,579	3,364,092
Employer matching	10,399,039	8,540,810

Total contributions	59,127,026	50,056,805

Total additions	82,995,686	68,814,059

Deductions from net assets attributed to:
Benefits paid to participants	21,154,668	25,242,282
Conversions	—	2,028,614
Forfeitures in suspense	195,799	276,715
Participant paid administrative fees	391,827	398,439

Total deductions	21,742,294	27,946,050

Net increase	61,253,392	40,868,009

Net assets available for benefits:
Beginning of year	246,400,016	205,532,007

End of year	$307,653,408	$246,400,016

See notes to financial statements

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF THE PLAN
General. Effective February 1, 1987, Community Health Investment Corporation, a wholly-owned subsidiary of Community Health Systems, Inc. (the “Company,” the “Plan Administrator,” or “CHS”), adopted and approved the creation of the Community Health Systems, Inc. 401(k) Plan (the “Plan”). Subsequently, the Plan was adopted by the Company and its wholly-owned and majority-owned subsidiaries. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except forfeitures of any unvested portion of a participant’s “Matching Account,” which may offset future Company contributions. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
For those participating facilities of the Company, including the corporate offices, participation in the Plan is available to primarily all full-time employees after completion of six months of eligible service, as defined in the Plan document, or upon reaching the employee’s 21st birthday, whichever is later. Company employment includes all previous service with an acquired employer. All employees of the company are entitled to participate with the exception of most individuals covered by a collective bargaining contract or by other retirement plans to which the Company is required to contribute. In certain circumstances specified in the Plan agreement, these employees are also eligible to participate.
Forrest City Medical Center was acquired March 1, 2006 and commenced participation into the Plan on April 1, 2006. Cherokee Medical Center and DeKalb Regional Medical Center were both acquired on April 1, 2006 and commenced participation into the Plan on that date. Ponca City Medical Center was acquired May 1, 2006 and commenced participation into the Plan on that date. Mineral Area Regional Medical Center was acquired on June 1, 2006 and commenced participation into the Plan on July 1, 2006. Vista Medical Center was acquired on July 1, 2006 and commenced participation into the Plan on that date. HomeCare PRN was acquired on September 1, 2006 and commenced participation into the Plan on October 1, 2006. Union County Hospital and Weatherford Regional Medical Center were both acquired on November 1, 2006 and commenced participation into the Plan on that date.
Highland Medical Center was divested on March 18, 2006 and ceased participation in the Plan on that date.
Chestnut Hill Hospital was acquired March 1, 2005 and commenced participation into the Plan on April 1, 2005. Bedford County Regional Hospital was acquired on July 1, 2005 and commenced participation into the Plan on August 1, 2005. Newport Hospital was acquired on October 1, 2005 and commenced participation into the Plan on October 1, 2005. Bradley Memorial Hospital and Sunbury Community Hospital were both acquired on October 1, 2005 and commenced participation into the Plan on November 1, 2005.
Scott County Hospital’s lease expired on January 31, 2005 and ceased participation in the Plan on that date.
Lakeview Community Hospital, Edge Regional Hospital, The King’s Daughter Hospital and Northeast Medical Center were sold on March 31, 2005 and ceased participation in the Plan on that date.

Administration. The Plan is administered by the Company’s Retirement Committee of not less than three persons, all appointed by the Company’s Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan, including the selection of the trustee. Scudder Trust Company (“Trustee”) serves as trustee for the Plan. The Trustee holds, invests and administers the trust assets and contributions of the Plan.
Contributions. Eligible employees electing to participate in the Plan may make contributions by payroll deductions of 1% to 25% of basic compensation as defined in the Plan document, to the extent not exceeding Internal Revenue Service (“IRS”) imposed limitations on contributions ($15,000 for 2006 and $14,000 for 2005 Plan years). Participants who have attained age 50 before the close of the calendar year shall be eligible to make catch-up contributions up to $5,000 for 2006. Employee contributions beyond specific Plan thresholds are reimbursed to the participants. Prior to each Plan year, employer contribution percentages are determined by the Plan Administrator. The standard employer matching contribution is 33.34% of the first 6% of eligible employee contributions. Employer matching contributions for 2006 and 2005 for certain hospitals ranged from 33.34% to 50% of the first 6% of eligible compensation the employee contributes to the Plan. The employer matching contribution may be made in the form of cash or shares of Company common stock. In either case, the matching contribution is deposited into the CHS Unitized Stock Portfolio, which purchases Company stock on the open market. Any matching contribution made to the participant’s account is initially held in the CHS Unitized Stock Portfolio. Participants are permitted to instruct the Trustee to transfer the funds to another permitted investment at any time. The employer matching contributions deposited into the participants’ accounts in the subsequent plan year consisted of $10,399,039 in cash for 2006 and $8,540,810 in cash for 2005.
Effective September 30, 2004, a “Plan-to-Plan Transfer Agreement” was executed in order to transfer all of the outstanding shares of the capital stock in the Community Health Systems, Inc. 401(k) Plan of National Healthcare of Pocahontas, Inc., Randolph County Clinic Corp., Sabine Medical Center, Inc. and Sabine Medical Clinic, Inc. into the Associated Healthcare Systems 401(k) Retirement Plan. This transfer, in the amount of $2,028,614, occurred during the Plan Year ended December 31, 2005 and is reflected as a conversion in the accompanying statement of changes in net assets available for benefits.
Participant Accounts. The Retirement Committee utilizes the services of an outside firm to maintain individual accounts of each participant and record separately all activity as follows:

“The Deferred Account”	The value of participants’ employee contributions and earnings on those contributions is maintained in this account.

“The Rollover Account”	The value of any rollover contributions from another qualified plan and associated earnings is maintained in this account.

“The Matching Account”	The value of matching contributions made by the Company on behalf of participants and associated earnings is maintained in this account.
Amendments. The First Amendment to the Plan was effective on January 1, 2004 to redefine the “Formula for Determining Employer Contributions,” to increase the maximum elective deferral percentage available under the Plan and to allow catch-up contributions. The Employer may allocate in its sole discretion and in a non-discriminatory manner a different matching contribution for the Plan Year to participants at each of its different facilities, as amended from time to time by the Plan Administrator. The amendment also increased the maximum elective deferral percentage from 15% to 25%. Also, employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the calendar year shall be eligible to make catch-up contributions. To make catch-up contributions, the employee must contribute the maximum available to the employee through regular 401(k) deductions. The limit for 2006 is $5,000. After 2006, the limit will be indexed for inflation.
The Second Amendment to the Plan was effective on January 1, 2004 to allow for installment and other forms of distribution of benefits. The Plan Administrator, pursuant to the election of the participant, shall direct the Trustee to distribute to a participant or such participant’s beneficiary any amount to which the participant is entitled under the Plan in one or more of the following methods: a) one lump sum cash payment; b) partial cash payments; or c) partial cash payments over a period certain in monthly, quarterly, semi-annual or annual installments. The period over which such payment is to be made shall not extend beyond the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary).
The Third Amendment to the Plan, effective January 1, 2004, defines that only Participants who are actively employed at the beginning of the last day of the Plan Year by the employer or an affiliated employer whose employees are eligible for a matching contribution under Section 4.1(b) shall be eligible to share in the Employer Matching Contributions for the year.
The Fourth Amendment to the Plan was effective on March 28, 2005, to incorporate required provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. This revision redefines the section “Determination of Benefits upon Termination.” If a Terminated Participant does not specify the designation of a distribution that is in excess of $1,000 to be made to an eligible retirement plan in a direct rollover or does not elect to receive the distribution directly, the Administrator shall make a direct transfer of such distribution to an individual retirement plan designated by the Administrator.
The Fifth Amendment to the Plan, effective January 1, 2006, adds additional criteria for a hardship withdrawal under the Plan. Permissible events now also include payments for burial or funeral expenses for deceased parents, spouses, children or other dependents; and expenses for the repair of damage to a principal residence that would qualify for the casualty deduction under the Internal Revenue Service Code.
Effective January 1, 2006, only those employees of Watsonville Hospital Corporation who were (i) employees designated by the administrator as “Key Hospital Managers,” and (ii) employees who are highly compensated employees of Watsonville Hospital Corporation and who are not employees whose employment is governed by a collective bargaining agreement between the Affiliated Employer and “employee representatives” (under which retirement benefits were the subject of good-faith bargaining) were eligible to participate in the Plan.
Vesting. The balance in the participants’ Deferred and Rollover Accounts is at all times fully vested and nonforfeitable. A participant becomes 20% vested in the “Matching Account” after one year of service and an additional 20% for each year of service thereafter until fully vested. A participant is credited with one year of service if the participant works 500 or more hours during the Plan year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant’s Matching Account. These forfeitures shall be applied to reduce the Company’s matching contribution payments made to the Plan in future periods and are reflected as a liability of the Plan in the accompanying statements of net assets available for benefits. Forfeitures of $195,799 and $276,715 were applied against the Company’s matching contribution payments for the years ended December 31, 2006 and 2005, respectively.
Payment of Benefits. A participant or designated beneficiary is entitled to a distribution of the total value of the participant’s accounts upon retirement at age 65, becoming totally and permanently disabled or death. Upon termination of employment before the participant’s 65th birthday for reasons other than death, the participant is entitled to receive the total value of the Deferred and Rollover Accounts and the vested portion of the Matching Account. While employed, participants may borrow from their accounts in the form of a loan or can withdraw in the event of financial hardship. Such withdrawals are limited to the value of the Deferred and Rollover Accounts. The Retirement Committee shall require a participant requesting a hardship withdrawal to submit proof which demonstrates an immediate and heavy financial need which cannot be reasonably satisfied from other resources available to the participant. In addition, participants may make certain other withdrawals while employed in accordance with IRS regulations.
Funding. The Company transfers to the Trustee, as soon as practical, the full matching contribution after the close of the Plan year.
Investments Options. Contributions to the Plan shall be invested by the Trustee according to the participant’s instruction in one or a combination of several fund options. Participants may change their investment election or initiate transfers between funds by giving notice to the Plan Administrator.
Plan Termination. Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their respective accounts.
Participant Notes Receivable. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Trustee. Interest rates ranged from 4.0% to 9.5% as of December 31, 2006. Principal and interest is paid ratably over the term of the loan through payroll deductions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting. The Plan’s financial statements are prepared under the accrual method of accounting.
Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Valuation of Investments. The Plan’s investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. The fair values of the participation units owned by the Plan in pooled separate accounts are based on a redemption value established by the Trustee. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Investments in collective investment funds or regulated investment companies are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated at amortized cost, which approximates market value. Participant loans are valued at their outstanding balance, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Expenses. The participants of all funds are charged with expenses in connection with the purchase and sale of shares in each respective fund. Also, the participants in the Plan are charged a per-participant administrative fee. Participants paid $400,115 and $432,939 in administrative costs to the Trustee in 2006 and 2005, respectively. All other expenses incurred in the administration of the Plan are borne by the Company. The Company paid $67,073 and $44,513 for Plan expenses in 2006 and 2005, respectively.
Payment of Benefits. Benefits are recorded when paid.
Recent Accounting Pronouncement. The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which became effective for annual periods ending after December 15, 2006. The Plan’s investment in the Scudder Stable Value Fund contains contracts which are fully benefit-responsive, to which this FSP is applicable. As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.
3. TAX STATUS
The Plan received a determination letter dated June 16, 2004, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Internal Revenue Code (“the Code”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

4. INVESTMENTS
Investments that represent five percent or more of the net assets available for benefits as of December 31, 2006 and 2005 are as follows:

Investment	Fair Value
at December 31, 2006:
CHS Unitized Stock Portfolio	$36,062,946
Scudder Stable Value Fund	31,142,512
The Growth Fund of America — A	27,653,000
Scudder Stock Index Trust	24,670,131
Scudder Flag Investment Value Builder — A	24,212,750
Scudder Large Cap Value Fund — A	21,062,574
Scudder — Dreman Hi Return Equity Fund — A	18,180,202
Templeton Foreign Fund — A	16,668,157
Scudder Fixed Income Fund — A	16,239,090

at December 31, 2005:
CHS Unitized Stock Portfolio	$32,752,325
Scudder Stable Value Fund	27,604,306
Scudder Flag Investment Value Builder — A	21,633,672
The Growth Fund of America — A	20,886,838
Scudder Stock Index Trust	20,547,133
Scudder Large Cap Value Fund — A	17,284,966
Scudder Fixed Income Fund — A	14,374,566
Scudder — Dreman Hi Return Equity Fund — A	12,898,487
Templeton Foreign Fund — A	12,249,434
Franklin Small-Mid Cap Growth — A	10,925,893
The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the years ended December 31, 2006 and 2005:

	2006	2005
Mutual funds	$8,067,107	$3,733,340
Common/collective trust funds(1)	3,262,937	907,341
CHS Unitized Stock Portfolio	(1,645,091)	7,468,493

	$9,684,953	$12,109,174

(1)	Includes pooled separate accounts and collective investment funds.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	Current
	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Value
*	Scudder Investments	Scudder Stable Value Fund	$31,142,512
*	Scudder Investments	Scudder Fixed Income Fund — A	16,239,090
*	Scudder Investments	Scudder Flag Investment Value Builder — A	24,212,750
*	Scudder Investments	Scudder Stock Index Trust	24,670,131
*	Scudder Investments	Scudder-Dreman Hi Return Equity Fund — A	18,180,202
*	Scudder Investments	Scudder Global Discovery Fund — A	11,068,438
*	Scudder Investments	Scudder Large Cap Value Fund — A	21,062,574
*	Scudder Investments	Scudder Mid Cap Growth Fund — A	10,180,609
*	Scudder Investments	Scudder Pathway Conservative Portofolio — A	4,722,871
*	Scudder Investments	Scudder Pathway Growth Portofolio — A	6,866,097
*	Scudder Investments	Scudder Pathway Moderate Portofolio — A	10,893,510
	Franklin Advisers, Inc.	Franklin Small-Mid Cap Growth Fund — A	13,016,587
	Templeton Global Advisors Limited	Templeton Growth Fund, Inc. — A	3,753,237
	Templeton Global Advisors Limited	Templeton Foreign Fund — A	16,668,157
	Capital Research and Management Company	Amer Funds The Growth Fund of America — A	27,653,000
	Credit Suisse Asset Mgt, LLC	Credit Suisse Small Cap Value Fund — A	5,317,668
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund — A	6,042,994
*	Community Health Systems, Inc. (CHS)	CHS Unitized Stock Portfolio	36,062,946
*	Various Participants	Participant notes receivable with interest rates ranging from 4.0% to 9.5% and maturities ranging from January 1, 2007 to December 23, 2011.	7,107,791

			$294,861,164

*	Identified party-in-interest

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
Date: June 28, 2007	By:	/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board President and Chief Executive Officer

Date: June 28, 2007	By:	/s/ W. Larry Cash
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director

Date: June 28, 2007	By:	/s/ T. Mark Buford
T. Mark Buford
Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit
Number	Description
10.1	Fifth Amendment to the Community Health Systems, Inc. 401(K) Plan dated December 22, 2006.

23	Consent of Independent Registered Public Accounting Firm